UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40931

STRONGHOLD DIGITAL MINING, INC.
(Exact name of registrant as specified in its charter)

595 Madison Avenue, 28th Floor
New York, New York 10022
(212) 967-5294
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*On March 14, 2025, pursuant to the consummation of the Agreement and Plan of Merger, which was amended by amendment no. 1 thereto, dated as of September 12, 2024, by and among Bitfarms Ltd. (“Bitfarms”), Stronghold Digital Mining, Inc. (the “Company”), Backbone Mining Solutions LLC, an indirect, wholly-owned subsidiary of Bitfarms (“BMS”) and HPC & AI Megacorp, Inc., a direct, wholly-owned subsidiary of BMS (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect, wholly-owned subsidiary of Bitfarms.

Pursuant to the requirements of the Securities Exchange Act of 1934, Stronghold Digital Mining, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Stronghold Digital Mining, Inc.

Date: March 25, 2025	By:	/s/ Ben Gagnon
Name: Ben Gagnon
Title: Chief Executive Officer